Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
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w:	www.kimberresources.com

KIMBER INTERCEPTS 4.5 METRES OF 26.6 g/t GOLD BELOW THE CARMEN GOLD-SILVER MINERAL RESOURCE AT THE MONTERDE PROJECT
Intersection provides further evidence of high grade zone below existing mineral resources

October 27, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of ten further drill holes from its Monterde Project, Mexico. Nine holes were drilled into the Carmen Deposit, with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target), and one hole was drilled into Veta Minitas, with the objective of expanding and upgrading existing high grade mineral resources.

“The intercept of 4.5 metres grading 26.6 g/t gold and 12.1 g/t silver in hole MTRD-513 provides yet another excellent high grade gold-silver intersection in the Carmen structure, at a considerably deeper level than existing mineral resources, bolstering the potential for the definition of a deeper, high grade mineral resource under the currently defined Carmen deposit.” said Gordon Cummings, President and CEO of Kimber Resources. “In addition, the Carmen, Cob and Hilos structures were intercepted at depth at the south end of the Carmen deposit in several holes, indicating potential for additional high grade gold-silver mineralization along strike to the south at deeper levels than previously drilled.”

Highlights of recent assay results from the Carmen deposit are tabulated below, while complete results for all ten complete holes are attached:

							Gold
Drill Hole	Section	From	To	Intercept*	Gold	Silver	equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-126	26	431.2	431.7	0.5	6.0	31.3	6.5
MTRD-513	33	152.0	158.0	6.0	3.5	104.3	5.2
Including		152.0	154.0	2.0	6.0	166.0	8.8
and		569.5	574.0	4.5	26.6	12.1	26.8
MTRD-515	28	166.0	168.0	2.0	2.9	90.6	4.4
and		337.5	339.0	1.5	6.1	127.0	8.2
and		524.0	526.5	2.5	2.7	8.8	2.8
MTRD-518	25	516.4	518.1	1.7	7.4	3.2	7.4
MTRD-519	38	201.6	203.2	1.6	2.9	16.5	3.2

*True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Drill Hole Details

Drill hole MTRD-513 was collared on section 33 and was designed to test the area between previously released high grade holes MTRD-476 and MTRD-477. The hole intersected strongly silicified intermediate tuff with veinlets of pyrite, sphalerite and galena at the 1,885 metre elevation between 569.5 metres and 574.0 metres down hole. The interval returned 26.6 g/t gold and 12.1 g/t silver and anomalous base metals. This hole has demonstrated the continuity of high grade mineralization over a strike length of 125 metres between section 30 and 35 between the 1820 metre and 1920 metre elevation levels.

Hole MTRD-515 was collared on section 28 and was designed to test the high grade, sulphide-rich mineralization to the south of MTRD-476. The hole intersected the Carmen structure at the 1,905 metre elevation level. Alteration consisted of weak to locally moderate silicification with no visible base metal-bearing minerals. The hole returned 2.5 metres grading 2.7 g/t gold and 8.8 g/t silver in the projection of the Carmen structure. An interval from the hanging wall of the Hilos structure returned 1.5 metres grading 6.1 g/t gold and 127.0 g/t silver.

Drill hole MTC-124 was collared on section 29 and designed to test the high grade zone at 1,750 metre elevation level. The intersection on Carmen showed quartz, pyrite and epidote. No base metal sulphides were observed and only anomalous values in gold were returned.

Drill hole MTC-126 was collared on section 26 and was designed to test the Carmen structure at 1,875 metre elevation approximately 100 metres south of MTRD-476. The hole intersected a 0.5 metre wide zone of semi-massive sphalerite and galena that returned 6.0 g/t gold and 31.3 g/t silver. The hole also returned 2.9 metres of 2.6 g/t gold from the Cob structure.

Kimber initiated a drilling program focused on the Cob structure in September 2011 with the aim of exploring the depth and strike potential of Cob as well as upgrading existing resources. No program of exploration has ever been specifically targeted on this structure. Historical drilling has returned significant results including drill hole MTR-263 on section 40 that returned 66.5 g/t gold and 136.3 g/t silver over a width of 6.0 metres. A total of 12 drill holes are planned to test for extensions of the Cob structure, the first batch of which are summarized below:

Drill hole MTC-134 was collared on section 39 to test the up-faulted portion of the Cob structure deeper than previous drilling. The hole returned 1.0 metres of 4.3 g/t gold and 5.7 g/t silver from a hanging wall splay to Cob. Cob itself returned 3.2 metres of 0.6 g/t gold and low silver values.

Drill Hole MTRD-506 was collared on section 38 and was designed to extend known mineralization down dip. The hole returned 2.3 metres of 3.2 g/t gold and 34.4 g/t silver from a hanging wall splay and the Cob structure returned 3.9 metres of 1.8 g/t gold and 41.2 g/t silver.

Drill hole MTRD-519 was collared on section 38 to drill test below MTRD-506 and designed to intersect any up-faulted extension of the Hilos structure. The hole returned 8.5 metres of 0.8 g/t gold and 66.9 g/t silver from a hanging wall splay to Cob. The Cob structure returned 8.7 metres of 0.8 g/t gold and 20.2 g/t silver.

Drill hole MTRD- 521 was collared on section 43 and was designed to test the strike extent of Cob to the north. The only significant value was 2.7 metres of 1.6 g/t gold and 22.7 g/t silver from a structure between Cob and Hilos.

Kimber began diamond drilling on the Veta Minitas deposit in September of this year following reverse circulation drilling of pre-collars over the summer. The objectives of the program at Veta Minitas are to (1) upgrade existing mineral resources and (2) explore the strike and depth potential of the structures. The first completed hole, LMRD-63 returned 5.5 metres of 1.0 g/t gold and 89.1 g/t silver. Diamond drilling at Veta Minitas will progress over the remainder of this year with potential for expansion into 2012.

Illustrations
A plan view of the location of the drill holes completed in 2011, with the holes detailed in this release highlighted, can be viewed via the following link:

Plan View of Carmen 2011 drill holes

In addition a vertical section showing hole MTRD-513 can also be viewed via the following link:

Vertical Section Showing Drill Hole MTRD-513

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated October 27, 2011

							Gold
Drill Hole	Section	From	To	Intercept*	Gold	Silver	equivalent	Structure
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
LMRD- 63	40	188.0	190.0	2.0	1.0	59.5	1.9	***VM structures
and		225.0	231.0	6.0	0.7	30.5	1.2	***VM structures
and		235.0	237.0	2.0	0.5	16.3	0.8	***VM structures
and		396.9	402.4	5.5	1.0	89.1	2.5	***VM structures
MTC-124	29	465.1	466.4	1.3	1.2	3.9	1.2	Cob
MTC-126	26	72.6	74.3	1.7	1.4	145.0	3.8	Unknown
and		346.3	349.2	2.9	2.6	4.0	2.7	Cob
and		412.4	415.8	3.4	1.4	5.2	1.4	Carmen HW Splay
and		431.2	431.7	0.5	6.0	31.3	6.5	Carmen
MTC-134	39	193.0	194.2	1.2	5.1	23.3	5.5	Unknown
and		254.5	255.5	1.0	4.3	5.7	4.4	Cob HW Splay
and		297.3	300.5	3.2	0.6	2.9	0.7	Cob
MTRD-506	38	246.5	248.8	2.3	3.2	34.4	3.7	Cob HW Splay
and		273.8	275.4	1.6	2.3	1.2	2.4	Cob HW Splay
and		312.4	316.3	3.9	1.8	41.2	2.4	Cob
and		320.5	321.7	1.2	1.2	64.9	2.2	Cob FW Splay
and		347.1	352.0	4.9	0.8	11.0	0.9	Cob FW Splay
MTRD-513	33	152.0	158.0	6.0	3.5	104.3	5.2	Unknown
including		152.0	154.0	2.0	6.0	166.0	8.8	Unknown
and		319.9	320.9	1.0	2.6	44.8	3.4	Cob HW Splay
and		357.3	358.7	1.4	3.6	40.9	4.2	Cob HW Splay
and		362.3	364.3	2.0	3.4	45.6	4.1	Cob
and		569.5	574.0	4.5	26.6	12.1	26.8	Carmen
and		653.7	654.6	0.9	3.0	3.7	3.1	Carmen FW Splay
MTRD-515	28	166.0	173.5	7.5	1.0	44.0	1.7	Cob
including		166.0	168.0	2.0	2.9	90.6	4.4	Cob
and		314.0	316.5	2.5	0.7	14.2	0.9	Hilos HW Splay
and		337.5	339.0	1.5	6.1	127.0	8.2	Hilos HW Splay
and		355.7	363.0	7.3	0.5	5.0	0.6	Hilos HW Splay
and		367.5	370.5	3.0	0.6	23.5	1.0	Hilos HW Splay
and		414.5	419.0	4.5	1.1	4.2	1.2	Hilos
and		524.0	526.5	2.5	2.7	8.8	2.8	Carmen
MTRD-518	25	516.4	518.1	1.7	7.4	3.2	7.4	Carmen
MTRD-519	38	201.6	205.8	4.2	1.5	7.4	1.7	Cob HW Splay
including		201.6	203.2	1.6	2.9	16.5	3.2	Cob HW Splay
and		222.5	231.0	8.5	0.8	66.9	1.7	Cob HW Splay
and		247.5	256.2	8.7	0.7	20.2	1.1	Cob
and		259.1	267.0	7.9	0.6	17.7	0.9	Cob FW Splay
and		286.5	291.5	5.0	0.8	20.9	1.1	Cob FW Splay
and		369.5	373.8	4.3	1.2	1.9	1.1	Unknown
MTRD-521	43	282.0	284.7	2.7	1.6	22.7	2.0	Unknown

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** VM structures = Veta Minitas structures